UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

   ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Local Choice Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   South Carolina

   Date of organization
   December 21, 2010

Physical address of issuer
63 Dalton Street, Daniel Island, SC 29492

Website of issuer
www.localchoicespirits.com

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$732,675.77	$557,715.10
Cash & Cash Equivalents	$185,867.30	$84,396.19
Accounts Receivable	$107,222.25	$52,993.81
Short-term Debt	$106,318.00	$13,800.00
Long-term Debt	$25,000.00	$25,000.00
Revenues/Sales	$1,183,875.46	$1,689,007.80
Cost of Goods Sold	$594,272.97	$866,751.25
Taxes Paid	$25.00	$25.00
Net Income	-$1,471.68	-$70,895.72

FORM C-AR

Local Choice Inc.



     This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Local Choice Inc., a South Carolina Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.localchoicespirits.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation

CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 04/25/19.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Local Choice Inc. (the "Company") is a South Carolina Corporation, formed on December 21, 2010. The Company is currently also conducting business under the name of Local Choice Spirits.

The Company is located at 63 Dalton Street, Daniel Island, SC 29492.

The Company's website is www.localchoicespirits.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company manages its own boutique brand of spirits as well as collaborates with partners to create premium quality brands and spirits. The Company partners with celebrities to assist with building their brand with the Company's managing distiller, bottling, compliance, distribution, and storage services. Partners can develop an exclusive formula for the marketplace that distinguishes them from being just another "me too" brand and gives them a custom designed spirit and packaging. Through strong ties and a supply agreement with a key supplier, LCS seeks to leverage favorable pricing on distilling services. Tn the case of the key large supplier, LCS currently has a special preferred customer status that enables it to receive, at a minimum, most favored nation pricing and extended terms on payment, which can give a financial advantage over the competition. The supplier agreement also allows LCS to utilize patented technology, called TerrePURE®, for any brands it chooses. This is a natural process designed to reduce unwanted harsh tasting congeners and reveal a smoother, more sophisticated spirit. Through a turnkey platform that aims to reduce redundancy and waste, LCS develops private brand and private label spirit, LCS emphasizes partnering with celebrities to create high visibility brands. Some notable partnerships include The Hatfield & McCoy's Family Brand Whiskey, Bravo's Southern Charm Gentry Bourbon, Dwight Eubanks (The Real Housewives of Atlanta) Collection of Gins, and infamous rapper Boosie Badazz' Boosie Juice Vodka Series.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the Chief Executive Officer, Paula Dezzutti Hewlette, the Board of Directors, and its executive officers.

In particular, the Company is dependent on Remy Ekvall (Secretary), Randal Ekvall (Vice President), and Ryan Ekvall (Vice President and Treasurer) who operate in key roles for the Company and its operations.They are also prepared to step in and manage any of the roles within Local Choice including managing all operations in the absence of the Chief Executice Officer.The Company has or intends to enter into employment agreements with Remy Ekvall, Randal Ekvall, and Ryan Ekvall although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Remy Ekvall, Randal Ekvall, or Ryan Ekvall could harm the Company's business, financial condition,

cash flow and results of operations for a period of at least three months while a suitable replacement candidate is secured and trained.

We rely on various intellectual property rights, including trademarks and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. The only time a product would be recalled would be voluntary (perhaps the sugars were settling to the bottom and a distributor complained even though it was most likely their own storage issues) and would be on a small batch basis. Since they pay for the product upon delivery it would be up to us to decide to remedy the situation. This has only happened once in my entire career where sugars settled. Unless there was a deliberate terrorist breach the liquids are all harmless in the bottle and government warnings exist to the consumer.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our product can also result in product liability claims being brought against us. Tn some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in perfom1ing our services can lead to injury or other adverse events.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our product:

• the introduction of competitive products;

• changes in consumer preferences among various spirits;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding our brand;

• litigation or threat of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our product; and

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Paula Dezzutti Hewlette, Remy Ekvall, Randal Ekvall, and Ryan Ekvall in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Paula Dezzutti Hewlette, Remy Ekvall, Randal Ekvall, and Ryan Ekvall die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations for a period until a suitable replacement is secured and trained.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others. Failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials, food ingredients and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury,

illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers may adversely affect us.

Retail customers such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, The Tax and Trade Bureau of Alcohol, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain.These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of alcohol products are subject to governmental regulation that control such matters as quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

We source certain packaging materials, such as barrels, bottles, cans, corrugated boxes, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to cost increases in future years.

We are subject to governmental regulations affecting our wholesale operations, distilleries and tasting room partners.

Federal, state and local laws and regulations govern the production and distribution of wine and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our distilled spirits plant and wholesale operations, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our facilities are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our facilities, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional or national distribution wholesalers. Many distributors are affiliated with distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Inability to secure co-packers/suppliers for our products could impair our operations and substantially reduce our financial results.

We rely on often third parties, called suppliers in our industry, to produce and/or bottle our products. We currently have a long term supply agreement with Terressentia Corporation for our products. Our agreement with our principal supplier was signed on February 24, 2014 and had an initial term of 5 years. A first amendment to this contract for an extension of ten years was signed on January 28, 2015. Our dependence on third party suppliers puts us at substantial risk in our operations. If we lose this relationship and/or require new supply agreements for other products, we may be unable to establish such relationships on favorable terms, if at all.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as high visability brand that have the potential to demonstrate incremental sales growth. We believe that the success of our brands will also be substantially dependent upon acceptance of our product brand and affiliated suppliers and ambassadors. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results. Our inability to respond timely to customer preferences could interfere with our revenues and profitability.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.
We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control and may affect our supply chain, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The grain neutral spirits and whiskeys and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities and partner suppliers. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers can cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically rea onable to insure. Such losses could have a material adverse effect on our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.
Our business is subject to seasonal and volume fluctuations and our sales typically vary without predictability from quarter to quarter within a fiscal/calendar year. Because of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal/calendar year.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products directly to customers, and consumers and small and mid-sized businesses through its online and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including providing tastings at resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company manages its own boutique brand of spirits as well as collaborates with partners to create premium quality brands and spirits. The Company partners with celebrities to assist with building their brand with the Company's managing distiller, bottling, compliance, distribution, and storage services. Partners can develop an exclusive formula for the marketplace that distinguishes them from being just another "me too" brand and gives them a custom designed spirit and packaging. Through strong ties and a supply agreement with a key supplier, LCS seeks to leverage favorable pricing on distilling services. Tn the case of the key large supplier, LCS currently has a special preferred customer status that enables it to receive, at a minimum, most favored nation pricing and extended terms on payment, which can give a financial advantage over the competition. The supplier agreement also allows LCS to utilize patented technology, called TerrePURE®, for any brands it chooses. This is a natural process designed to reduce unwanted harsh tasting congeners and reveal a smoother, more sophisticated spirit. Through a turnkey platform that aims to reduce redundancy and waste, LCS develops private brand and private label spirit, LCS emphasizes partnering with celebrities to create high visibility brands. Some notable partnerships include The Hatfield & McCoy's Family Brand Whiskey, Bravo's Southern Charm Gentry Bourbon, Dwight Eubanks (The Real Housewives of Atlanta) Collection of Gins, and infamous rapper Boosie Badazz' Boosie Juice Vodka Series.

Business Plan

LCS manages its own brands of spirits and enables clients to build their own private brand or private label (a.k.a. partnership brands) by coordinating distilling, bottling, distribution, and storage services on their behalf. Partners can develop their own exclusive formula for their brand, and LCS will custom design the bottle and packaging. LCS manages the entire production process and will work with the partners to promote the products and move them through distribution process and into retail. LCS marketing initiatives focus on both B2B and B2C marketing, employing a marketing mix in its strategy to promote Local Choice and its entire portfolio of products. Consumer marketing efforts focus heavily on digital marketing, generating social media content to boost brand recognition and engagement, e.g. on Instagram, Facebook, YouTube, LinkedIn, Pinterest and Twitter; while B2B marketing efforts focus on attending networking events, industry events, speaking engagements, trade shows, etc., as well as a presence on platforms like LinkedIn to engage in/inspire relevant industry discussions. History of the Business Formed in 2010 by Paula Dezzutti Hewlette, LCS aims to create award-wining boutique spirit and promote celebrity brands. Paula has an extensive background in finance, hospitality, and the spirits industry. Paula aims to leverage her connections and utilize her skill set to create, promote, and manage spirit brands LCS Brand Spirits LCS has created numerous company-branded, award-winning spirits since its inception. With a focus on creativity, LCS often combines unique spirit flavors. Some of the LCS boutique spirit include: • Local Choice Black Cherry Bourbon Whiskey - A deep black cherry aroma with an all-natural black cherry flavor. At 90 proof, it is stronger than most flavored whiskeys. • Local Choice Doppio Espresso Vodka - A bold roasted coffee aroma with natural espresso, vanilla, butterscotch, and chocolate flavors, complimented by light hints of cinnamon and hazelnut. • Local Choice Pixie Spiced Rum - A warm, autumnal rum with a dry, fruity medium body and light vanilla, caramel, and spice blend flavor. • Local Choice Lime Tequila - Blight, smooth, and slightly sweet tequila with a natural lime flavor. • Local Choice Vodka Rum-A vodka/rum blend with an all-natural mango flavor infused with sweet rum and dry vodka. Partnership Brands LCS partners with celebrities and other entrepreneurial clients to develop their brands through custom-made craft spirits. LCS has partnered with musicians, television personalities, historic families, and behind-the-scenes producers. Partnership brands owned by LCS include: • The Legendary Hatfield & McCoy Family Brand Whiskey - A whiskey created by the descendants of the Hatfield and McCoy families. A medium-body whiskey with a smoky, light black pepper, dried aplicot, and black walnut taste. It has a complex aroma with a clean, balanced caramel and buner finish. • Gold Star Vodka-Gold Star Vodka is a veteran-brand spilit that was founded to give back to the families who've lost family members duling the War on Terror and to veterans who have come back with physical and emotional scars. • Gas Monkey Cinnamon Tequila -A 69-prooftequila made from blue agave, infused with natural cinnamon, and made in America. It was created by reality TV star Richard Rawlings from the "Fast N' Loud" TV show on the Discove1y Channel. • Eubanks Gin Collection - Collection of gin flavors created with Dwight Eubanks, a reality TV star from "The Real Housewives of Atlanta" and a fashion and lifestyle expert. • Classic: A gin with a fresh, floral aroma and a complex taste consisting of juniper, coriander, and angelica root with a fresh finish. • Pretty in Pink: A gin with juicy ciuus aromas with bold, bright flavors of fresh pink grapefruit and botanicals with a clisp and clean finish. • Limelife: A gin made with Juicy limes carrying notes of a puckeling cinus flavor at the start that evens out with a subtle sweet finish. • Jazzin': A gin with smooth jasmine green tea and juniper flavor that ends with a floral aroma. • Kurt Thomas Moonshine - A blended moonshine with a pecan pie flavor. Created by country music singer Kurt Thomas. • Tiny's Lime Light Tequila - A lime infused tequila with a sweet and bold flavor. Created by Tameka "Tiny" Hards, a member of the American R&B vocal group Xscape. • Gentry Bourbon Whiskey - A smooth and fruity bourbon, with underlying vanilla, stone fruit, and oak flavors. It has a soft aroma with caramel notes, hints of chocolate, and Amelican Oak. Genny Bourbon was featured on the Bravo TV show "Southern Charm." • Preve Vodka - A l00-proof vodka created by Atlanta music producers targeting young professionals • Boosie Juice -An all-natural strawberry kiwi flavored vodka created by hip-hop artist Boosie Badazz. A new all-natural watermelon flavor has just been released in time for summer. • Kas'Tell Vodka -A 100% gluten-free and kosher-certified vodka in a red-frosted bottle. • Island Vibes Rum- A gluten free coconut rum • 50 States Vodka- A Gluten free vodka just launched • Shine Vodka- A gluten free vodka with gold flakes • Boones Bourbon- 117 proof bourbon partnered with Tyler Boone, the famous Americana singer

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Distilled Spirits/Alcoholic Beverages/Brand Development	Comprehensive spirits platform that handles all moving pieces of brand development from concept to retail. Because there are no middlemen or outsourcing needs, we aim to eliminate redundancy, duplicated efforts, and wasted time. Local Choice seeks to collaborate with some of the leading industry suppliers to create premium products and brands and utilize third-party patented technology to deliver	Established distributor relationships in over 30 states with multiple national distributors. Contracts with one of the largest wholesalers in the U.S.

	unique products that will appeal to consumers. With years of experience across multiple brands, we have maintained a focus on quality, flavor profiles, brand image, packaging, and company ethos.	

*The Company continually seeks to develop new brands and markets. Proceeds from this Offering would not go into one particular brand, but would be utilized across multiple products through various stages of development, including: • Have alcoholic beverage formulas developed * • Create alcoholic beverage brands either in house or through celebrity partnerships * • Have alcoholic beverage products distilled, bottled and stored * • Sell and ship alcoholic beverage brand-; to wholesalers * • Market alcoholic beverage brands to retail and end customers * • Manage regulatory compliance, accounting, and internal business operations

We offer our liquor brands via our online website and through the distributors all over the country.

Competition

The Company's primary competitors are Spirits Consulting Group, International Spirits & Beverages Group, and 4 Comers Spirits Company .

To date, the Company has brought numerous successful brands to market. Specifically, the Company has launched close to 20 brands in the last four years and believes this experience gives us an advantage over our competitors. The industry itself is highly fragmented with a variety of consultants claiming to be "experts". It can often be difficult to market a variety of spirts across differentiated geographical without knowledge of the industry. By having already launched a wide range of brands, we believe that we have gained the experience needed to succeed in the industry. Further, because of our experience, we believe we can respond to client needs with innovation and speed. Local Choice Spirits also enjoys an advantage through its relationship with a key supplier. On January 28, 2015 Local Choice Spirits secured a ten-year licensing agreement to market the supplier's proprietary technology that claims to improve both the flavor of neutral spirits, which are typically not aged, such as vodka, gin and tequila, as well as traditionally aged brmvn spirits, such as whiskies, and brandy. Our products are also all-natural, kosher certified, gluten free, and lower in sugars than competitors who use sugars to cover the bum of methanol, which has been removed from our products.

Customer Base

We sell to distributors in over 30 states, and we have national contracts with some of the largest tier one distributors in the U.S.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4700681	C 033. US 047 049. G & S: Distilled spirits.	Moonlighting	August 21, 2013	March 10, 2015	US
4656948	IC 033. US 047 049. G & S: Distilled Spirits	Doppio	April 8, 2013	December 16, 2014	US
4307527	IC 033. US 047 049. G & S: Alcoholic beverages except beers; Alcoholic beverages, namely, distilled liquors and distilled spirits; Distilled Spirits; Liquor; Spirits; Spirits and liqueurs.	Local Choice	October 19, 2011	March 26, 2013	US
4720945	IC 033. US 047 049. G&S: Distilled Spirits	City of Rock	August 21, 2013	April 14, 2015	US
4727258	IC 025. US 022 039. G & S: Clothing namely dresses, skirts, sweaters, jeans, vests, jackets, overalls,	THX Spirit	September 14, 2014	April 28, 2015	US

	jumpers, t-shirts, hats, shirts, blouses, gloves, and shoes; anoraks, shortalls, trousers, khaki pants, cargo pants, fleece tops, coats, rainwear, robes, brassieres, underwear, undergam1ents, boxer shorts, gym shorts, tank tops, sweatshirts, sweat pants, bathing suits, swim trunks; sleepwear, pajamas and nightgowns; hosiery, leggings, slippers, caps.				
4696762	IC 033. US 047 049. G & S: Distilled Spirits.	THX	August 15, 2013	March 3, 2015	US

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Texas Alcohol Beverage Commission	Local Choice Inc.	Non-resident Seller's Permit	March 22, 2020
Minnesota Department of Public Safety-Alcohol and Gambling Enforcement	Local Choice Inc.	Importer's License	October 23, 2019
State of Georgia-Department of Revenue	Local Choice, Inc.	License to Sell Alcoholic Beverage	December 31, 2019
State of California Department of Alcoholic Beverage Control	Local Choice, Inc.	Out-of-State Distilled Spirits Shipper	June 30, 2019
State of Arkansas Department of Finance and Administration-Alcoholic Beverage Control Division	Local Choice, Inc.	Alcoholic Beverage Permit	June 30, 2019
Dept. of Treasury-Alcohol and Tabacco Tax and Trade Bureau	Local Choice, Inc.	Wholesaler Permit	April 11, 2011
Florida Liquor License	Local Choice, Inc.	License to ship liquor into Florida	January 20, 0001
New York Liquor License	Local Choice, Inc.		January 1, 2019

Governmental/Regulatory Approval and Compliance

Wholesalers in the United States are subject to extensive federal, state and local laws and regulations, which are subject to change over time, including but not limited to the Federal Alcohol Administration Act, U.S. Customs Laws, Internal Revenue Code of 1986, and the Alcoholic Beverage Control Laws of all fifty states. The U.S. Treasury Department's Alcohol and Tobacco Tax and Trade Bureau ("TTB") regulates the production, blending, bottling, sales and advertising, and transportation of alcohol products. On April 11, 2011, the Company wa issued a wholesaler's pern1it for purchase and resale of distilled spirits, wine and malt beverages by the Department of the Treasury's Alcohol and Tobacco Tax and Trade Bureau. Also, each state regulates the advertising, promotion, transportation, sale and distribution of alcohol product within it jurisdiction. The TTB Permit does not need to be renewed annually, and is only subject to revocation. To date, the Company has never had an inquiry. The Company operates in a highly regulated industry which may be subject to more stringent interpretations of existing regulations. Future compliance costs due to regulatory changes could be significant. The Company is subject to extensive federal, state and local laws and regulations. Some licenses, pern1its, and approvals under such laws and regulations must be renewed annually and may be revoked, suspended, or denied for cause at any time if governmental authorities detern1ine that our conduct violates applicable regulations. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions. Ongoing Reporting Compliance The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of Rule 202.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 63 Dalton Street, Daniel Island, SC 29492

The Company has the following additional addresses:

The Company conducts business in South Carolina, New York, Connecticut, Alabama, Mississippi, Louisiana, Michigan, Florida.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Paula Dezzutti Hewlette

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President, Chief Executive Officer- 2010 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Paula has been the Chief Executive Officer of Local Choice, Inc. since its inception in 2010. She has also served on the Board of Directors for the Terressentia Corporation since 2009.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Paula Dezzutti Hewlette

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President, Chief Executive Officer- 2010 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Paula has been the Chief Executive Officer of Local Choice, Inc. since its inception in 2010. She has also served on the Board of Directors for the Terressentia Corporation since 2009.

Name

Remy Ekvall

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Sales Manager and Operations and Logistics Manager: January I, 2014 to Present Secretary: November 6, 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Remy came to Local Choice after being a full-time sales representative for Terressentia Corporation. His expertise was in event coordination, community outreach, and private label sales opportunities. He made a seamless transition into Local Choice taking over all aspect of logistics, including lining up shipments for distributors, negotiating the best transportation pricing, and making sure all samples are shipped timely for special events. He manages the warehouse and all duties related to inventory control.

Name

Randal Ekvall

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Executive Brand Manager: July I, 2015 to Present Vice President: November 6, 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Randal was hired in July 2015 as an Executive Brand Manager. In this position, he is responsible for the overall planning and developing of new brands. Randal is responsible for getting brands TTB certified, putting finished packaging together, and bringing a brand from inception to completion. He also handles in-house graphic work for online and print marketing materials, label design, and other needs.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to South Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in South Carolina, New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	100,000
Voting Rights	currently only the CEO and Founder has voting rights
Anti-Dilution Rights	n/a
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Lorraine Rothkugel
Amount outstanding	$25,000.00
Interest rate and payment schedule	interest rate of 8.0% per annum, paid monthly
Amortization schedule	Interest only payments due monthly. Principal and interest due on Maturity will total $25,166.67.
Describe any collateral or security	None
Maturity date	December 25, 2018
Other material terms	Note issued December 25, 2017; Lender will have the option to extend maturity date for two additional months from the Maturity Date.

The total amount of outstanding debt of the company is 0%

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	100,000			December 21, 2010	Section 4(a)(2)
Common Stock	80,000	$49,000.00		December 31, 2012	Section 4(a)(2)
Common Stock	80,000			April 24, 2014	

Ownership

Authorized Shares: 1,000,000 Outstanding Shares: 100,000 Shares Reserved for Stock Option Plan (Pool): 0 Remaining Unissued Shares: 900,000 Name Common Stock Stock Options Fully Diluted Shares Percentage of Fully Diluted Shares Paula Dezzutti Hewlette 60,000 0 60,000 60.00% Lorraine Rothkugel 30,000 0 30,000 30.00% Terressentia Corporation 10,000 0 10,000 10.00%

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Paula Dezzutti Hewlette	60.0%
Lorraine Rothkugel	30.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company incurred net operating expenses of $591,074.00 and $893,152.00 for the years ended December 31, 2018 and 2017, respectively. In 2018, the Company generated $589,602.00 in gross profit, resulting in a net loss from operations of $1,471.00. In 2017, the Company generated $822,256.00 in gross profit, resulting in a net loss from operations of $70,895.00. General & Administrative The Company expenses the cost of general & administrative expenses as incurred and aggregated $494,804.00 and $812,479.00 for the years ended December 31, 2018 and 2017, respectively.

Liquidity and Capital Resources

On 04/25/19 the Company conducted an offering pursuant to Regulation CF and raised $.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Mother of CEO
Relationship to the Company	CEO
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	none
Benefits or compensation received by Company	Benefits of loan
Description of the transaction	Loan from Lorraine Rothkugel

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Lorraine Rothkugel
Relationship to the Company	mother of CEO
Total amount of money involved	$300,000.00
Benefits or compensation received by related person	none
Benefits or compensation received by Company	none
Description of the transaction	Equity interest

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Paula Dezzutti Hewlette
(Signature)

Paula Dezzutti Hewlette
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Local Choice
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
Revenue	
Revenue	1,183,875.46
Total Revenue	1,183,875.46
Total Income	1,183,875.46
Cost of Goods Sold	
Cost of Goods Sold	594,272.98
Total COGS	594,272.98
Gross Profit	589,602.48
Expense	
GEN. SELLING & ADMIN. EXPENSES	
ADVERTISING & MARKETING	
Advertising & Promotion	14,623.22
Delivery Expense	200.00
Events	4,384.85
Marketing Expense	100.00
Total ADVERTISING & MARKETING	19,308.07
BUSINESS TRAVEL	
Fuel	3,769.51
Meals & Entertainment	7,250.49
Travel & Lodging	5,931.78
Total BUSINESS TRAVEL	16,951.78
OFFICES EXPENSES	
Bad Debt Expense	22,987.36
Bank Service Charges	1,269.63
Charitable Donations	120.00
Depreciation Expense	454.70
Dues & Subsciptions	1,677.52
Information Technology	1,801.40
Office Equipment	468.53
Office Supplies	2,006.96
Repairs & Maintenance	987.59
Shipping Supplies	243.30
Software	199.96
Storage Expense	217.76
Telephone & Data	3,773.41
Total OFFICES EXPENSES	36,208.12
PAYROLL & BENEFITS	
Independent Contractors	302,909.41
Total PAYROLL & BENEFITS	302,909.41
PROFESSIONAL FEES	
Accounting	2,700.00
Legal	7,375.00
Marketing	15,500.00
Marketing - Beverage Infosystem	3,588.00
Marketing - Chad Michael Studio	17,900.00
Marketing - SBC	2,700.00
Sales Commissions - Benchmark B	2,007.24
Sales Commissions - Joel Vick	9,048.31
Sales Commissions - Luke Lea Be	6,803.31
Sales Commissions - Magnolia	3,450.00

6:02 PM

04/11/19

Accrual Basis

Local Choice
Profit & Loss
January through December 2018

	Jan - Dec 18
Sales Commissions - R. Smith	2,500.00
Sales Commissions - Smart Choic	22,720.25
Total PROFESSIONAL FEES	96,292.11
TAXES, PERMITS & INSURANCE	
Financial Services	10,797.87
License & Permits	12,337.28
Total TAXES, PERMITS & INSURANCE	23,135.15
Total GEN. SELLING & ADMIN. EXPENSES	494,804.64
Interest	
Interest Expense - AMEX	374.12
Interest Expense - J. Finn	180.00
Interest Expense - K. Finn	340.80
Interest Expense - L. Rothkugel	2,000.04
Interest Expense - M. Finn	30.00
Interest Expense - OnDeck	5,368.04
Interest Expense - R. Finn	227.20
Interest Expense - USAA	1,439.00
Total Interest	9,959.20
MicroVenture Marketplace Commis	4,310.32
MicroVenture Marketplace Escrow	1,000.00
Partnership / Celebrity Fees	81,000.00
Total Expense	591,074.16
Net Ordinary Income	-1,471.68
Net Income	**-1,471.68**